Exhibit 12.1

QIAGEN N.V.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years ended December 31,
	2006	2005	2004	2003	2002
Income before taxes and equity earnings	$104,817	$98,340	$74,930	$69,102	$40,200
Adjustments:
Fixed Charges	17,199	9,897	8,803	8,100	7,784
Amortization of capitalized interest	74	74	74	74	16
Capitalized interest	(89)	—	—	(366)	(1,466)

Earnings before taxes and fixed charges, as adjusted	$122,001	$108,311	$83,807	$76,910	$46,534

	Years ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
Interest expense	$11,918	$5,940	$5,101	$4,647	$2,565
Capitalized interest	89	—	—	366	1,466
Portion of rent expense which represents interest factor	4,323	3,563	3,563	3,088	3,753
Amortized discounts related to indebtedness	869	394	139	—	—

Total fixed charges	$17,199	$9,897	$8,803	$8,101	$7,784
Ratio of earnings to fixed charges	7.09	10.94	9.52	9.49	5.98